Computershare Trust Company of Canada

510 Burrard Street, Vancouver, BC V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

August 27, 2004

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Derek Oil & Gas Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General

2. Class of Securities Entitled to Receive Notice : Common

3. Class of Securities Entitled to Vote : Common

4. CUSIP Number : 24981Q105

5. Record Date for Notice : September 10, 2004

6. Record Date for Voting : September 10, 2004

7. Beneficial Ownership Determination Date : September 10, 2004

8. Meeting Date : October 15, 2004

9. Meeting Location : Vancouver

10. Business : Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"

Assistant Account Manager

Stock Transfer Dept., Client Services

Tel: 604.661.9479

Fax: 604.661.9401